SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003
Commission File Number: 001-14493

Telesp Celular Participações S.A.

(Registrant)

Telesp Celular Participações Holding Company

(Translation of registrant’s name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, “B” building
04707-000 — São Paulo, SP
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☑
Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBITS
AMENDMENT TO THE PROTOCOL OF THE MERGER OF SHARES
AMENDMENT TO THE JUSTIFICATION OF THE MERGER
NOTICE OF MATERIAL FACT
APPRAISAL OF SHAREHOLDERS' EQUITY BY KPMG

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

	By:	/s/ Fernando Abella Garcia

Name: Fernando Abella Garcia Title: Investor Relations Officer
Dated: November 25, 2003

FORWARD-LOOKING STATEMENTS

These materials may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBITS

Exhibit
Number	Description

1	Amendment to the Protocol of the Merger of Shares of Tele Centro Oeste Celular Participações S.A. with Telesp Celular Participações S.A. for the purpose of the former’s conversion into a Wholly Owned Subsidiary.

2	Amendment to the Justification of the Merger of Shares of Tele Centro Oeste Celular Participações S.A. with Telesp Celular Participações S.A. for the purpose of the former’s conversion into a Wholly Owned Subsidiary.

3	Notice of Material Fact.

4	KPMG Corporate Finance Ltda., Appraisal of Shareholders’ Equity of Telesp Celular Participações S.A. at Market Value (Reissued on November 21, 2003 to replace the initial KPMG appraisal report dated October 24, 2003).